SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               04 March, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, 04 March, 2005
              re:  Final Results




                    LLOYDS TSB GROUP PLC - 2004 RESULTS


                            PRESENTATION OF RESULTS



In order to provide a clearer representation of the underlying performance of the Group, the results of the Group's life and pensions and general insurance businesses include investment earnings calculated using longer-term investment rates of return (page 33, note 15). The difference between the normalised investment earnings and the actual return ('the investment variance') together with the impact of changes in the economic assumptions used in the embedded value calculation (page 33, note 16), the profit/loss on the sale of a number of overseas businesses in 2003 and 2004 (page 34, note 17) and the trading results of businesses sold in 2003 have been separately analysed and a reconciliation to the Group's profit before tax is shown on page 1.




FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.








CONTENTS


                                                                                                        Page
Profit before tax by division                                                                              1
Performance highlights                                                                                     2
Profit before tax by half-year                                                                             3
Performance highlights - continuing operations                                                             4
Summary of results                                                                                         5
Group Chief Executive's statement                                                                          6
Group Finance Director's review of financial performance                                                   9
Segmental analysis                                                                                        12
Divisional performance                                                                                    13
     - UK Retail Banking                                                                                  13
     - Insurance and Investments                                                                          16
     - Wholesale and International Banking                                                                19
Consolidated profit and loss account                                                                      21
Consolidated balance sheet                                                                                22
Consolidated cash flow statement                                                                          23
Notes                                                                                                     24
Contacts for further information                                                                          37

LLOYDS TSB GROUP



PROFIT BEFORE TAX BY DIVISION




                                                                                                Increase
                                                                      2004         2003        (Decrease)
                                                                       GBPm        GBPm               %


UK Retail Banking
  Before provisions for customer redress                               1,751        1,671             5
  Provisions for customer redress                                       (100)        (200)
                                                                       1,651        1,471            12
Insurance and Investments
  Before provisions for customer redress                                 785          665            18
  Provisions for customer redress                                        (12)        (100)
                                                                         773          565            37
Wholesale and International Banking (continuing operations)            1,272        1,038            23
Central group items (page 26, note 4)                                   (333)         (12)
Profit before tax from continuing operations*                          3,363        3,062            10
Changes in economic assumptions (page 33, note 16)                        (2)         (22)
Investment variance (page 33, note 15)                                   147          125
Loss on sale of businesses in 2004                                       (15)           -
Discontinued operations in 2003                                            -        1,183
Profit before tax                                                      3,493        4,348           (20)

*excluding changes in economic assumptions, investment variance and (loss) profit on sale of businesses




2003 figures have been restated to reflect changes in the Group's segmental analysis following the introduction, in 2004, of the management of the Group's distribution channels as profit centres and other changes in internal pricing arrangements. These changes have not resulted in any restatement to Group profit before tax.



YEAR END ASSETS BY DIVISION



                                                                                   2004            2003
                                                                                   GBPm             GBPm

UK Retail Banking                                                                 101,615         90,541
Insurance and Investments*                                                         10,225          9,844
Wholesale and International Banking                                               112,968        101,286
Central group items                                                                   271            263
Total assets*                                                                     225,079        201,934

*excluding long-term assurance assets attributable to policyholders


LLOYDS TSB GROUP



PERFORMANCE HIGHLIGHTS



Key achievements - continuing operations

- The Group has improved its profits in each division. Strong earnings momentum continued into the second half of 2004.

- Good franchise growth with customer lending up by 14 per cent to GBP154 billion and customer deposits up by 5 per cent to GBP122 billion.

- Costs remain firmly under control. Income growth exceeded cost growth in each division and at Group level.

- Strong credit quality, with improved trends in provisions for bad and doubtful debts.

-  Capital ratios remain satisfactory.  Lloyds TSB Bank's 'triple
   A' credit rating from Moody's was reaffirmed in November 2004.





Results - continuing operations excluding investment variance, changes in economic assumptions and profit/loss on sale of businesses

- Profit before tax increased by GBP301 million, or 10 per cent, to GBP3,363 million.

-  Earnings per share increased by 12 per cent to 41.8p.

-  Economic profit increased by 9 per cent to GBP1,442 million.

-  Post-tax return on average shareholders' equity 23.5 per cent.

-  Post-tax return on average risk-weighted assets increased from
   1.87 per cent to 1.95 per cent.



Results - statutory

- Profit before tax decreased by GBP855 million, or 20 per cent, to GBP3,493 million, reflecting the impact of businesses disposed in 2003 which contributed GBP1,183 million last year.

- Profit attributable to shareholders decreased by GBP833 million, or 26 per cent, to GBP2,421 million.

-  Earnings per share decreased by 26 per cent to 43.3p.

-  Post-tax return on average shareholders' equity 24.3 per cent.

- Total capital ratio 10.0 per cent, tier 1 capital ratio 8.9 per cent.

- Dividend maintained. Final dividend of 23.5p per share, making a total of 34.2p for the year (2003: 34.2p)

LLOYDS TSB GROUP



PROFIT BEFORE TAX BY HALF-YEAR



                                                                         2004          2004
                                                                          H1            H2        Increase
                                                                        GBPm          GBPm            %

UK Retail Banking
  Before provisions for customer redress                                 818           933            14
  Provisions for customer redress                                          -          (100)
                                                                         818           833             2
Insurance and Investments
  Before provisions for customer redress                                 378           407             8
  Provisions for customer redress                                          -           (12)
                                                                         378           395             4
Wholesale and International Banking                                      616           656             6
Central group items                                                     (167)         (166)
Profit before tax from continuing operations*                          1,645         1,718             4
Changes in economic assumptions                                            7            (9)
Investment variance                                                      (72)          219
(Loss) profit on sale of businesses                                      (16)            1
Profit before tax                                                      1,564         1,929            23

*excluding changes in economic assumptions, investment variance and (loss) profit on sale of businesses


LLOYDS TSB GROUP



PERFORMANCE HIGHLIGHTS - CONTINUING OPERATIONS



Key achievements - UK Retail Banking

- Profit before tax, excluding customer redress provisions, increased by 5 per cent to GBP1,751 million. On the same basis, income growth of 4 per cent exceeded cost growth of 1 per cent.

-  Strong balance growth in mortgages, credit cards and personal loans.

   -     Mortgage balances increased by 13 per cent to GBP80.1 billion.

   -     Credit card balances increased by 12 per cent to GBP7.5 billion.

   -     Personal loan balances increased by 12 per cent to GBP10.7 billion.

-  20 per cent increase in quality customer current account recruitment.

-  Good asset quality, with arrears position remaining satisfactory.



Key achievements - Insurance and Investments

- Profit before tax, excluding customer redress provisions, changes in economic assumptions and investment variance, increased by 18 per cent to GBP785 million.

-  Good progress in strategy to increase value of new business.

   -     New business contribution in Scottish Widows increased by 21 per cent.

   -     Life and pensions new business margin increased to 28.6 per cent, from
         25.8 per cent in 2003.

- 9 per cent increase in life and pensions sales, increasing the Group's market share to 7.5 per cent; 10 per cent growth in sales through the IFA distribution channel.

- Good progress with Lloyds TSB Insurance's strategy to develop its manufacturing business and increase focus on direct channels, which generated 12 per cent growth in new business sales.

- Strong capital position. Scottish Widows has paid a dividend of GBP200 million to Lloyds TSB.



Key achievements - Wholesale and International Banking

- Profit before tax, excluding impact of business disposals, increased by 23 per cent to GBP1,272 million. All major businesses performing well.

- Good progress in delivering the strategy to build an integrated wholesale bank.

-  11 per cent increase in Corporate Markets income.

-  Income growth of 5 per cent exceeded cost growth of 2 per cent.

-  Asset quality remains strong.

LLOYDS TSB GROUP



SUMMARY OF RESULTS



                                                                                                 Increase
                                                                     2004          2003         (Decrease)
                                                                     GBPm          GBPm              %

Results - continuing operations*
Total income                                                        9,422          9,152              3
Operating expenses                                                  4,917          4,901              -
Trading surplus                                                     4,505          4,251              6
Provisions for bad and doubtful debts                                 866            887             (2)
Profit before tax                                                   3,363          3,062             10
Economic profit                                                     1,442          1,329              9
Earnings per share (pence)                                           41.8           37.4             12
Post-tax return on average shareholders' equity (%)                  23.5            n/a

Results - statutory
Total income                                                        9,567          9,908             (3)
Operating expenses                                                  4,917          5,173             (5)
Trading surplus                                                     4,650          4,735             (2)
Provisions for bad and doubtful debts                                 866            950             (9)
Profit before tax                                                   3,493          4,348            (20)
Profit attributable to shareholders                                 2,421          3,254            (26)
Economic profit (page 32, note 12)                                  1,525          2,493            (39)
Earnings per share (pence) (page 32, note 13)                        43.3           58.3            (26)
Post-tax return on average shareholders' equity (%)                  24.3           38.5

Balance sheet
Shareholders' equity                                                9,977          9,624              4
Net assets per share (pence)                                          176            170              4
Total assets                                                      279,843        252,012             11
Loans and advances to customers                                   154,240        135,251             14
Customer deposits                                                 122,062        116,496              5

Risk asset ratios                                                     %              %
Total capital                                                        10.0           11.3
Tier 1 capital                                                        8.9            9.5

Shareholder value
Closing market price per share (year-end)                            473p           448p
Total market value of shareholders' equity                       GBP26.5bn      GBP25.1bn
Dividends per share                                                 34.2p          34.2p

*excluding investment variance, changes in economic assumptions and (loss) profit on sale of businesses


LLOYDS TSB GROUP



GROUP CHIEF EXECUTIVE'S STATEMENT



2004 was a good year for Lloyds TSB and, in many respects, marks the closing of one chapter and the opening of another.



During the past two years, we worked on a three point plan:

-       to enhance the quality, and decrease the volatility, of our earnings

-       to maintain our good returns, and

-       to achieve growth.



I am pleased to report that we have made good progress on each of these priorities and, in doing so, we have also addressed many of the concerns of our shareholders, which centred on the adequacy of our capital, the sustainability of the dividend and the achievement of growth whilst continuing to deliver strong returns.



Our results in 2004 reflect a higher quality of earnings. The five Latin American businesses that we sold had impacted adversely on our performance, incurring losses amounting to more than GBP200 million over the five years to 2003, equivalent to a negative return on equity of some 28 per cent. In addition, the earnings lost from the strategic sale of our businesses in New Zealand and Brazil were replaced within a year, as the Group's organic growth strategy continued to deliver.



The work that we have done to allocate our capital more efficiently, as well as the management of our quality and costs, has allowed us to maintain high returns whilst we focused the organisation on delivering growth. Pleasingly, we are starting to demonstrate better growth across all of our divisions and key businesses.



In the Retail Bank, income growth exceeded cost growth, we maintained or grew market share in most of the major product categories and we improved the depth of customer relationships. We used the year to put in place a more competitive product set and a new operating model, whereby we now manage the branch network on what we term a 'local markets' basis. In essence, we have returned the branch to being part of the local community and given branch managers greater authority to manage profitability and run their areas as businesses. We recognise that the needs of customers vary by community and, by organising in this way, we believe that we will be both more responsive and effective which will, in turn, result in faster growth. In our test markets, we achieved higher growth in quality customer recruitment and a greater improvement in customer satisfaction than in the rest of the branch network, and this is now starting to deliver an improved sales performance. The new model was extended to the entire branch network in the second half of 2004.



In Wholesale Banking, each of the major businesses made good progress in acquiring and deepening customer relationships and all delivered year-on-year profit improvements in excess of 20 per cent. The new management team strengthened our competitive position with enhanced product offerings and more proactive calling efforts. This renewed customer focus and better alignment of relationship and product managers resulted in a 25 per cent uplift in earnings in the Corporate Markets franchise. Business Banking and Asset Finance also performed strongly, supported by good income growth and strong cost control.

LLOYDS TSB GROUP



In Insurance and Investments, our new business contribution in Scottish Widows increased by 21 per cent as we successfully focused on more profitable, and more capital efficient business lines. The sales of life and pensions products in the branches were encouraging, although we lagged in unit trust sales. During 2004, supported by the launch of a simplified suite of bancassurance products in the second half of the year, we increased our market share of non-IFA life and pensions sales from 7.8 per cent to 8.9 per cent. Overall, life and pensions product sales increased by 9 per cent. In Lloyds TSB Insurance, increased investment resulted in strong growth in sales through direct channels and we maintained our market leading position in home insurance distribution.



In addition to the considerable progress in the divisions, we also used the year to enhance the effectiveness of the Corporate Centre, with the appointment of new directors in the Risk, Audit, Human Resources and Finance functions. This has enabled us to strengthen the operating disciplines across the Group, which provide the framework for us to grow in a sustained fashion.



We are only just beginning to unlock the growth potential of the Lloyds TSB franchise. During 2004, customer satisfaction ratings reached record levels, employee engagement scores rose to their highest level ever, credit quality remained strong and our financial disciplines guided the Group to exceed expectations in terms of financial performance. This gives us a solid underpinning for the future. We still have much to do in terms of improving our execution but I believe we can continue to deliver income growth in a controlled and sustainable way, due to the progress made by the divisions and improvements in our operating processes achieved during 2004.



As we look to the future, we are opening a new chapter focused primarily on growth. We will continue to focus our efforts on our core markets and build our skills to sustain superior performance. Our new priorities are designed to leverage our strengths in those markets and they are:



- to materially deepen customer relationships, meeting more of our customers' needs and winning a greater share of their business. In the last year and a half, we have put in place many of the pieces to build stronger relationships; across all of our divisions we have enhanced service performance and we have introduced improved product ranges. We have also introduced local markets in the Retail Bank and built up strong regional centres in the Wholesale Bank. Our task is now to integrate these pieces so that our customers enjoy better value and view us as the place to bring more of their business.



- to improve our efficiency, growing our top line whilst improving the productivity of our cost base, using the discipline of 'positive jaws'. As our income grows, we will continue to increase our investment to improve our customer satisfaction ratings and our efficiency, through further development of our quality performance, automation, straight-through processing and the more effective leveraging of our Groupwide cost base.



- to continue to enhance the Group's capabilities and processes to support faster growth. In Finance, we will further develop our capital management disciplines and our understanding of the key drivers of economic profit growth at a more granular level. In Risk, we will continue to build our skill base to enable us to grow with less volatility in our earnings and to take advantage of the strategic benefits of Basel II. In Human Resources, we are developing our people to perform to their full potential and to create the high performance organisation necessary to achieve our goals.

LLOYDS TSB GROUP



Looking back on the year, we achieved our three point plan and are now making marked progress on the elements of the Group's balanced scorecard. Our capital position is in good shape, with the impact of recent accounting changes incorporated into our plans, and we achieved growth and higher quality earnings. Our staff are engaged and the achievement of these favourable results is due to their commitment and dedication to serving our customers.



I look forward to seeing continued growth and progress against our revised set of priorities in 2005 and beyond.



J Eric Daniels

Group Chief Executive

LLOYDS TSB GROUP



            GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE



In 2004 the Group's statutory profit before tax was GBP3,493 million, a decrease of GBP855 million compared to GBP4,348 million in 2003. This decrease was attributable to the impact in 2003 of the profit on the sale and trading results of a number of overseas businesses, which contributed GBP1,183 million. For the same reason, profit attributable to shareholders decreased by GBP833 million, or 26 per cent, to GBP2,421 million and earnings per share decreased by 26 per cent to 43.3p.



To enable meaningful comparisons with 2003, it is appropriate to exclude the impact of these 2003 disposals, together with the investment variance and changes in economic assumptions in the Group's life assurance businesses. On this basis, as a result of earnings growth in each business unit, profit before tax increased by GBP301 million, or 10 per cent, to GBP3,363 million. Earnings per share increased by 12 per cent to 41.8p and economic profit increased by 9 per cent to GBP1,442 million. The post-tax return on average shareholders' equity was 23.5 per cent and the post-tax return on average risk-weighted assets increased to 1.95 per cent, from 1.87 per cent in 2003.



Group net interest income (page 26, note 5) from continuing operations increased by GBP176 million, or 4 per cent, and average interest-earning assets increased by 8 per cent to GBP170 billion. Strong consumer lending growth led to increases of GBP2.6 billion in average personal lending and credit card balances and GBP8.9 billion in average mortgage balances.



The Group net interest margin from continuing operations decreased by 11 basis points to 2.89 per cent, after adjusting for the impact of a change in the middle of 2004 in the Group's wholesale liquidity and funding strategy towards the use of more capital efficient reverse repurchase agreements, which have been excluded from the net interest margin calculation (page 26, note 5). This margin reduction reflected the impact of changes in business mix and lower margins in the Group's credit card, personal lending and mortgages portfolios as a result of competitive pressures. During the second half of 2004, however, we started to see a slowdown in the rate of margin erosion in a number of retail product areas. There has also been further substitution of net interest income for fee income in certain product lines.



Strong growth in loans and advances to customers and banks, partly offset by a reduction in debt securities, led to an 11 per cent increase in total assets to GBP280 billion. The Group's strategy to increase retail lending, particularly in mortgages, credit cards and personal loans, was reflected in a 14 per cent increase in loans and advances to customers to GBP154 billion. Customer deposits increased by GBP6 billion, or 5 per cent, to GBP122 billion, largely as a result of strong growth in current account credit balances which was supported by further progress in the take-up of added value current accounts.

LLOYDS TSB GROUP



Other income from continuing operations, excluding investment variance and changes in economic assumptions, increased by GBP89 million to GBP4,463 million (page 27, note 6). Prior year comparisons are, however, further distorted by the impact of the sale, in 2003, of the Group's portfolio of emerging markets debt bonds and certain closed foreign exchange positions and customer redress provisions. Excluding these items, other income increased by 7 per cent. Fees and commissions receivable increased by 5 per cent to GBP3,124 million as a result of higher income from the strong volume growth in credit and debit card services, partly as a result of the acquisition of the Goldfish credit card portfolio in September 2003, an increase in mortgage related fees, reflecting the growth in new mortgage lending during the year, and an increase in fees from large corporate business and asset based lending, as a result of growing customer transaction volumes.



Income from long-term assurance business, excluding the impact of customer redress provisions, increased by 32 per cent to GBP590 million as a result of significantly improved profitability in the Scottish Widows life and pensions business. There was also a GBP50 million increase in gains on the sales of assets, largely the realisation of venture capital investments.



Operating expenses on a continuing operations basis, excluding the impact of customer redress provisions, continued to be tightly controlled and increased by only 2 per cent to GBP4,817 million (page 35, note 20). Significant improvements have been made in processing and operational efficiency and the Group has continued to expand its programme of offshoring a number of its processing and back office operations to India. As a result of this constant focus on day-to-day operating cost control, the Group's cost:income ratio improved to
51.1 per cent, from 52.5 per cent in 2003 (page 28, note 7). Revenue growth exceeded cost growth in each division and at Group level.



Much of the Group's new retail lending during 2004 has been to existing customers where the Group has a better understanding of each individual customer's total financial position and this, in conjunction with a relatively benign economic environment and increased corporate liquidity, has led to credit quality remaining strong throughout the Group. Notwithstanding substantial growth in loans and advances to customers, the provisions charge for bad and doubtful debts within the Group's continuing operations was 2 per cent lower than in 2003 and, as a result, the Group's provisions charge expressed as a percentage of average lending improved to 0.59 per cent, compared to 0.66 per cent in 2003 (page 29, note 9). Non-performing lending was GBP1,240 million representing 0.8 per cent of total lending, down from 0.9 per cent at 31 December 2003.



During 2004 there has been an increase in the level of complaints relating to past sales and performance of certain endowment based and long-term savings products. Whilst the Group maintains provisions for customer redress in respect of past product sales, the adequacy of these provisions has been reviewed in the light of ongoing experience. As a result, an additional provision of GBP112 million has been made.

                                LLOYDS TSB GROUP



The Group's capital position remains satisfactory. At the end of 2004, the total capital ratio was 10.0 per cent and the tier 1 capital ratio was 8.9 per cent. Risk-weighted assets increased by 12 per cent to GBP132.2 billion, reflecting strong growth in consumer lending and mortgages, higher lending in Corporate Markets and the acquisition of a UK corporate loan portfolio from Danske Bank which added risk-weighted assets of some GBP2.0 billion. The Group continues to plan for risk-weighted asset growth of mid-to-high single digits over the next few years, and expected profit retentions are sufficient to support this level of risk-weighted asset growth within the Group's current capital management policy. Profit retentions for 2004 totalled GBP507 million.



Scottish Widows continues to be one of the most strongly capitalised life assurance companies in the UK. We remain satisfied with the overall capital position of Scottish Widows when calculated using the Financial Services Authority's (FSA) new 'realistic' basis of balance sheet reporting, and the first Individual Capital Assessment under the new FSA regime has been completed and shows that our capital requirements are well covered. At the end of December 2004 the working capital ratio of the Scottish Widows Long-Term Fund, applying the FSA's new realistic basis, was an estimated 19.0 per cent (page 34, note 18). The required risk capital margin was covered over 9 times. Scottish Widows has also paid a 2004 dividend of GBP200 million to Lloyds TSB reflecting the start of an expected regular dividend stream.



Recognising the Group's high existing dividend payout ratio, and reflecting a desire to maintain capital flexibility to continue making value enhancing acquisitions, such as the acquisition of Danske Bank's UK corporate loan portfolio in December 2004, the Board has decided to maintain the final dividend at 23.5p per share to make a total for the year of 34.2p per share. This represents a dividend yield for shareholders of 7.2 per cent, calculated using the 31 December 2004 share price of 473p.



Helen A Weir

Group Finance Director

LLOYDS TSB GROUP



SEGMENTAL ANALYSIS


Year ended                                               Wholesale
31 December 2004                           Insurance        and       Central
                               UK Retail      and      International   group    Continuing  Discontinued
                                Banking   Investments     Banking      items    operations   operations     Total
                                GBPm          GBPm          GBPm        GBPm        GBPm        GBPm        GBPm

Net interest income              3,198          99         1,966        (343)      4,920           -        4,920
Other finance income                 -           -             -          39          39           -           39
Other income                     1,639       1,170         1,641          13       4,463           -        4,463
Total income                     4,837       1,269         3,607        (291)      9,422           -        9,422
Operating expenses               2,513         272         2,090          42       4,917           -        4,917
Trading surplus (deficit)        2,324         997         1,517        (333)      4,505           -        4,505
General insurance claims             -         224             -           -         224           -          224
Bad debt provisions                673           -           193           -         866           -          866
Amounts written off fixed
asset investments                    -           -            52           -          52           -           52
Profit (loss) before tax*        1,651         773         1,272        (333)      3,363           -        3,363
Changes in economic
assumptions                          -          (2)            -           -          (2)          -           (2)
Investment variance                  -         147             -           -         147           -          147
Profit (loss) on sale of             -           -           (15)          -         (15)          -          (15)
businesses
Profit (loss) before tax         1,651         918         1,257        (333)      3,493           -        3,493




Year ended                                              Wholesale
31 December 2003+                          Insurance       and       Central
                               UK Retail      and     International   group    Continuing  Discontinued
                                Banking   Investments    Banking      items    operations   operations    Total
                                GBPm         GBPm         GBPm         GBPm       GBPm         GBPm        GBPm

Net interest income              3,137          81        1,875        (349)      4,744         511        5,255
Other finance income                 -           -            -          34          34           -           34
Other income                     1,533         981        1,561         299       4,374         142        4,516
Total income                     4,670       1,062        3,436         (16)      9,152         653        9,805
Operating expenses               2,583         261        2,048           9       4,901         272        5,173
Trading surplus                  2,087         801        1,388         (25)      4,251         381        4,632
General insurance claims             -         236            -           -         236           -          236
Bad debt provisions                594           -          306         (13)        887          63          950
Amounts written off fixed
asset investments                    -           -           44           -          44           -           44
Share of results of joint          (22)          -            -           -         (22)          -          (22)
ventures
Profit (loss) before tax*        1,471         565        1,038         (12)      3,062         318        3,380
Changes in economic
assumptions                          -         (22)           -           -         (22)          -          (22)
Investment variance                  -         125            -           -         125           -          125
Profit on sale of businesses         -           -            -           -           -         865          865
Profit (loss) before tax         1,471         668        1,038         (12)      3,165       1,183        4,348

*excluding profit/loss on sale of businesses, changes in economic assumptions and investment variance
+restated (page 24, note 1)



                                 Page 12 of 37

LLOYDS TSB GROUP



DIVISIONAL PERFORMANCE



                               UK RETAIL BANKING



                                                                                       2004         2003+
                                                                                       GBPm          GBPm

Net interest income                                                                    3,198         3,137
Other income                                                                           1,639         1,533
Total income                                                                           4,837         4,670
Operating expenses:
  Before provisions for customer redress                                               2,413         2,383
  Provisions for customer redress                                                        100           200
                                                                                       2,513         2,583
Trading surplus                                                                        2,324         2,087
Provisions for bad and doubtful debts                                                    673           594
Share of results of joint ventures                                                         -           (22)
Profit before tax                                                                      1,651         1,471

Profit before tax, before provisions for customer redress                              1,751         1,671

Cost:income ratio, before provisions for customer redress                              49.9%         51.0%
Total assets (year-end)                                                           GBP101.6bn     GBP90.5bn
Total risk-weighted assets (year-end)                                              GBP60.5bn     GBP54.1bn
+restated (page 24, note 1)




Profit before tax from UK Retail Banking increased by GBP180 million, or 12 per cent, to GBP1,651 million, compared to GBP1,471 million in 2003, supported by continued strong growth in the Group's consumer lending portfolios, partly offset by lower product margins, higher current account credit balances, improved current account fee income, tight cost control and lower provisions for customer redress. Excluding the impact of provisions for customer redress, profit before tax in UK Retail Banking increased by 5 per cent, with income growth of 4 per cent and cost growth of 1 per cent.



During 2004, we completed the restructure of our retail branch network through the establishment of 165 profit centred local markets. Initially, we particularly focused on developing our business in the London and South East markets where Lloyds TSB is currently under represented. Good progress has been made, and in our test markets, we achieved higher growth in quality customer recruitment, and greater improvement in levels of customer satisfaction than elsewhere in the branch network, and this is now starting to deliver an improved sales performance.

LLOYDS TSB GROUP

In 2004, market shares were increased or maintained in most key product areas including gross and net new mortgage lending, personal loans and credit cards. Income, profit and economic profit per customer all improved during 2004. Strong growth in volumes was achieved with personal loans outstanding at 31 December 2004 of GBP10.7 billion, an increase of 12 per cent during the year, and card balances of GBP7.5 billion, an increase of 12 per cent. Gross new mortgage lending increased by 9 per cent to a record GBP26.3 billion, compared with GBP24.2 billion in 2003. Net new lending increased to GBP9.3 billion resulting in a market share of net new lending of 9.2 per cent, and mortgage balances outstanding increased by 13 per cent to GBP80.1 billion. Credit balances on current accounts and savings and investment accounts increased by 7 per cent.



Within personal loans, key initiatives have been the increased use of behavioural and risk-based pricing, leveraging our customer relationship management capabilities to enable the Group to deliver more competitive pricing to better quality customers and to price by distribution channel within our existing customer base. 99 per cent of new personal loans, and 75 per cent of new credit cards, sold during 2004 were to existing customers, where the Group has a better understanding of an individual customer's total financial profile. The Group has also continued to avoid sub-prime lending. Dynamic delinquency measures, on a rolling 12 month basis, show an improving position for new business written. We have also continued to rationalise back office operations to improve efficiency and levels of customer service and satisfaction.



Operating expenses were well controlled throughout the business and as a result, excluding provisions for customer redress, increased by only GBP30 million, or 1 per cent, to GBP2,413 million compared with 4 per cent growth in income during the year.



The bad debt provisions charge increased by GBP79 million, or 13 per cent, to GBP673 million. GBP37 million of this increase reflected the acquisition in September 2003 of the Goldfish credit card and personal lending portfolios with the remainder reflecting volume related asset growth in personal loan and credit card lending. The provisions charge as a percentage of average lending for personal loans and overdrafts fell to 4.20 per cent, from 4.25 per cent in 2003, while the charge in the credit card portfolio increased to 3.42 per cent, from
3.19 per cent in 2003. In the mortgages business, there was a net provision release of GBP42 million (2003: GBP18 million release), reflecting the continuing low level of losses in a climate of rising house prices and historically low interest rates. Overall, the provisions charge as a percentage of average lending was 0.71 per cent, compared to 0.72 per cent in 2003, and the arrears position remained satisfactory.



C&G continues to focus on prime lending market segments, and has maintained its policy of not exceeding a 95 per cent loan-to-value ratio on new lending. The average indexed loan-to-value ratio on the C&G mortgage portfolio was 41 per cent (31 December 2003: 43 per cent), and the average loan-to-value ratio for C& G new mortgages and further advances written during 2004 was 62 per cent (2003:
62 per cent). At 31 December 2004, 88 per cent of C&G mortgage balances had an indexed loan-to-value ratio of less than 80 per cent and only 0.3 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent.

LLOYDS TSB GROUP



UK Retail Banking (continued)



Customers are increasingly choosing to buy via direct channels and continued investment in our direct channel capabilities has supported good levels of business growth. Our internet bank now has 3 million registered users and, in 2004, 1.2 million product sales were achieved through the internet, an increase of 39 per cent compared to 2003. Over 400 million transactions were processed through internet banking, an increase of 60 per cent on 2003. Sales through direct channels now represent 50 per cent of total sales.



Lloyds TSB remains a leader in the added value current account market, with over 4 million customers. Quality customer current account recruitment increased by 20 per cent, compared with 2003, whilst quality current account attrition was 11 per cent lower, reflecting improvements made in levels of process quality, customer service and customer satisfaction.

LLOYDS TSB GROUP



                           INSURANCE AND INVESTMENTS



                                                                                 2004            2003+
                                                                                 GBPm             GBPm

Life and pensions new business income                                             419              396
Life and pensions distribution costs                                             (231)            (241)
New business contribution                                                         188              155
Existing business
- expected return                                                                 300              283
- experience variances                                                            (41)             (16)
- assumption changes and other items                                              (39)             (75)
                                                                                  220              192
Provisions for customer redress                                                   (12)            (100)
Development costs                                                                 (11)             (13)
Investment earnings                                                               167              153
  Profit before tax (life and pensions)*                                          552              387
Unit trusts                                                                        75               62
Unit trust distribution costs                                                     (22)             (38)
  Profit before tax (unit trusts)                                                  53               24
Profit before tax (life, pensions and unit trusts)*                               605              411
General insurance*                                                                160              153
Scottish Widows Investment Partnership                                              8                1
Profit before tax*                                                                773              565
Profit before tax, excluding provisions
for customer redress*                                                             785              665

New business margin (life and pensions)                                         28.6%            25.8%
*excluding changes in economic assumptions and investment variance
+restated (page 24, note 1)






Profit before tax from Insurance and Investments, excluding changes in economic assumptions, investment variance and customer redress provisions, increased by 18 per cent to GBP785 million, from GBP665 million in 2003. On the same basis, profit before tax from our life, pensions and unit trust businesses increased by GBP106 million, or 21 per cent, to GBP617 million. The Group's strategy to improve its profit mix by focusing on more profitable, less capital intensive, business whilst constantly seeking to improve process and distribution efficiency has led to a 21 per cent increase in new business contribution to GBP188 million. As a result of this improved capital efficiency, strong sales of pensions and single premium investments, and a reduced emphasis on certain lower return products such as stakeholder pensions, the life and pensions new business margin increased to 28.6 per cent, from 25.8 per cent in 2003.



Profit before tax from existing business, excluding provisions for customer redress, increased by GBP28 million, or 15 per cent, to GBP220 million. The expected return from existing business, which largely reflects the unwinding of the long-term discount rate applied to the expected cash flows from the Group's portfolio of in-force business, was GBP17 million, or 6 per cent, higher at GBP300 million.

LLOYDS TSB GROUP

During 2004, there was a net charge of GBP80 million from changes in actuarial assumptions and experience variances, compared to a net charge of GBP91 million in 2003. Higher margins, lower distribution costs and an improved stock market performance led to a significant improvement in the profit before tax from unit trusts, despite a reduction in the level of unit trust sales.



Pre-tax profit from Scottish Widows Investment Partnership (SWIP) increased to GBP8 million, compared with GBP1 million in 2003, reflecting improved market performance and increased revenues from new business. SWIP won a record GBP2.1 billion of gross new business in 2004 and increased its assets under management by 6 per cent to GBP82 billion. The investment performance of fixed income and property remained strong in 2004. Corporate composite bonds outperformed the market in the three year period to 31 December 2004, and the principal property unit-linked funds have performed in the top quartile in each of the last three years. UK and European equity performance has shown steady improvement over 2004 and UK equities within SWIP's largest institutional funds have been significantly ahead of the benchmark in the second half of 2004. SWIP has introduced a new simplified fund range to support Lloyds TSB's bancassurance offer.



                                                                                       2004          2003
                                                                                       GBPm          GBPm

Weighted sales (regular + 1/10 single)
Life and pensions                                                                      656.7         601.7
Unit trusts                                                                             86.4         131.7
Life, pensions and unit trusts                                                         743.1         733.4

Weighted sales by distribution channel
Branch network                                                                         238.9         278.8
Independent financial advisers                                                         431.6         391.6
Direct                                                                                  72.2          61.6
Other, including International                                                           0.4           1.4
Life, pensions and unit trusts                                                         743.1         733.4

Group funds under management                                                           GBPbn          GBPbn
Scottish Widows Investment Partnership                                                    82            77
UK Wealth Management                                                                      13            11
International                                                                             13            15
                                                                                         108           103




Overall, weighted sales in 2004 increased to GBP743.1 million, compared to GBP733.4 million in 2003 with 10 per cent growth in IFA sales to GBP431.6 million. Direct sales grew by 17 per cent to GBP72.2 million, while branch network sales were 14 per cent lower at GBP238.9 million largely reflecting the wider market trend of lower single premium unit trust sales. In life and pensions, supported by growth in all channels, weighted sales increased by 9 per cent to GBP656.7 million, resulting in an increase in the Group's estimated market share to 7.5 per cent, from 7.0 per cent in 2003. Through the branch network and direct channels, the Group's market share increased to 8.9 per cent, from 7.8 per cent in 2003, whilst the Group's market share in the IFA market improved to 7.0 per cent, from 6.7 per cent in 2003.

LLOYDS TSB GROUP

General insurance



                                                                                  2004          2003+
                                                                                  GBPm           GBPm

Premium income from underwriting
Creditor                                                                           114           104
Home                                                                               442           410
Health                                                                              27            43
Reinsurance premiums                                                               (29)          (22)
                                                                                   554           535
Commissions from insurance broking
Creditor                                                                           377           351
Home                                                                                30            30
Health                                                                              19            16
Other                                                                              160           207
                                                                                   586           604


Profit before tax*                                                                 160           153

*excluding investment variance
+restated (page 24, note 1)




Profit before tax, excluding investment variance, from our general insurance operations increased by GBP7 million, or 5 per cent, to GBP160 million.



Continued progress in improving levels of business retention and higher product margins led to premium income from underwriting increasing by GBP19 million, or 4 per cent. Home insurance income increased by 8 per cent. Insurance broking commission income decreased by GBP18 million as a GBP26 million increase in income from creditor insurance was offset by a GBP47 million reduction in other commissions, reflecting lower profit sharing income. There was a significant improvement in broking income from creditor insurance in the second half of the year, partly reflecting improvements in personal loan and credit card penetration rates.



The business strategy to increase investment in more cost efficient distribution through direct channels is starting to create a shift from face-to-face channels towards direct channels. As a result gross written premiums from new policies sold through direct channels increased by 12 per cent in 2004. Gross written premiums for new policies sold via the internet increased by 37 per cent.



Claims fell by GBP12 million to GBP224 million, compared to 2003, and the claims ratio fell to 38 per cent compared with 42 per cent in 2003, reflecting benign weather conditions and improved leverage of the supply chain. The combined ratio relating to the underwriting business was 83.2 per cent in 2004.

LLOYDS TSB GROUP



                      WHOLESALE AND INTERNATIONAL BANKING



                                                                                   2004        2003+
                                                                                   GBPm         GBPm

Net interest income                                                                1,966        1,875
Other income                                                                       1,641        1,561
Total income                                                                       3,607        3,436
Operating expenses                                                                 2,090        2,048
Trading surplus                                                                    1,517        1,388
Provisions for bad and doubtful debts                                                193          306
Amounts written off fixed asset investments                                           52           44
Profit before tax - continuing operations*                                         1,272        1,038
(Loss) profit on sale of businesses                                                  (15)         865
Trading results of businesses sold in 2003                                             -          318
Profit before tax                                                                  1,257        2,221

Cost:income ratio*                                                                  57.9%       59.6%
Total assets (year-end)                                                       GBP113.0bn   GBP101.3bn
Total risk-weighted assets (year-end)                                          GBP71.1bn    GBP62.8bn

*excluding (loss) profit on sale of businesses and trading results of discontinued operations
+restated (page 24, note 1)



Wholesale and International Banking profit before tax, excluding profit/loss on sale of businesses and trading results of discontinued operations, increased by GBP234 million, or 23 per cent, to GBP1,272 million, from GBP1,038 million in 2003. On the same basis income growth of 5 per cent exceeded cost growth of 2 per cent, leading to an improvement in the cost:income ratio to 57.9 per cent. Our focus on cross-selling and capital efficiency has led to an increase in the post-tax return on average risk-weighted assets to 1.42 per cent compared with
1.23 per cent in 2003. In Wholesale, there was strong profit growth in Corporate Markets, Business Banking and Asset Finance, in addition to a reduction in provisions for bad and doubtful debts.



Excluding the trading results of businesses sold in 2003 net interest income increased by GBP91 million, or 5 per cent, reflecting higher income from improved margins in Corporate Banking and the Asset Finance businesses, and strong growth in customer lending in Asset Finance. Other income increased by GBP80 million, partly as a result of a GBP50 million increase in gains on the sales of assets, largely the realisation of venture capital investments by Lloyds TSB Development Capital. Costs were tightly controlled, 2 per cent higher at GBP2,090 million, reflecting higher staff related costs and increased investment spend within Corporate Markets, partially offset by lower operating lease depreciation within Asset Finance.

LLOYDS TSB GROUP



Wholesale and International Banking (continued)



The charge for provisions for bad and doubtful debts decreased by GBP113 million to GBP193 million. The charge in Wholesale fell by GBP68 million to GBP232 million, as a result of a decrease in provisions from the corporate lending portfolio, partially offset by higher charges in the Asset Finance business. In International Banking there was a credit of GBP39 million mainly reflecting a GBP30 million release from the general provision against the Group's exposures in Argentina.



We continue to deepen customer relationships, and the creation of an integrated regional sales structure, bringing together product specialists with relationship managers, has already started to generate positive results, with a 59 per cent increase in cross-selling income within Corporate Markets, including an 86 per cent increase in Financial Markets cross-selling income to GBP69 million in 2004. In Corporate Markets, which incorporates Corporate Banking, Structured Finance and Financial Markets, profit before tax grew by 25 per cent from GBP504 million in 2003 to GBP631 million, reflecting an increase in the contribution from both relationship and transactional business driven by a combination of higher income and a reduction in provisions.



In December 2004, we agreed the acquisition of a UK corporate loan portfolio from Danske Bank comprising some 110 relationships, with total assets of GBP1.2 billion and risk-weighted assets of some GBP2.0 billion. The transaction is expected to enable us to deepen the relationships we have with a number of our existing corporate customers and acquire some important new corporate relationships to support the growth within our Corporate Markets businesses.



Profit before tax in Business Banking grew by GBP23 million, or 22 per cent, to GBP126 million reflecting good growth in customer income and tight control of costs. Customer deposits rose by 3 per cent to GBP10.3 billion and customer lending increased by 9 per cent to GBP6.0 billion. Business Banking continued to grow its customer franchise, with net customer recruitment of some 12,000 during the year, regaining leadership in the start-up market with a share of 22 per cent in 2004.



Profit before tax in Lloyds TSB Asset Finance increased by 27 per cent to GBP202 million, compared with GBP159 million in 2003, largely reflecting the continued profitable development of the motor and leisure, and contract hire businesses. In the personal and retail finance business, new business volumes have increased by some 9 per cent, increasing market share. Lloyds TSB Commercial Finance have retained market leadership, measured by client numbers, with a 19 per cent market share, and the motor and leisure business continues to be the largest independent lender in the UK motor and leisure point of sale market with a market share of 20 per cent.



In International Banking, profit before tax, excluding the loss on sale of businesses and trading results of discontinued operations, increased by GBP27 million, or 21 per cent, to GBP157 million, reflecting a GBP45 million reduction in provisions, including a GBP30 million general provision release in Argentina.



During 2004, the Group completed the sale of its businesses in Panama, Guatemala, Honduras, Argentina and Colombia resulting in a net loss on disposal of GBP15 million.



                                 Page 20 of 37



LLOYDS TSB GROUP



CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                            Continuing       Discontinued
                                                            operations        operations           Total
                                            2004               2003              2003               2003
                                            GBPm               GBPm              GBPm               GBPm

Interest receivable:
  Interest receivable and similar income
  arising from debt securities                 423                389                63                452
  Other interest receivable and similar
  income                                     9,972              8,484             1,213              9,697
Interest payable                             5,475              4,129               765              4,894
Net interest income                          4,920              4,744               511              5,255
Other finance income                            39                 34                 -                 34
Other income
Fees and commissions receivable              3,124              2,987               112              3,099
Fees and commissions payable                  (744)              (688)              (34)              (722)
Dealing profits (before expenses)              271                525                35                560
Income from long-term assurance
business                                       715                436                17                453
General insurance premium income               554                535                 -                535
Other operating income                         688                682                12                694
                                             4,608              4,477               142              4,619
Total income                                 9,567              9,255               653              9,908
Operating expenses
Administrative expenses                      4,284              4,229               247              4,476
Depreciation and amortisation                  633                672                25                697
Total operating expenses                     4,917              4,901               272              5,173
Trading surplus                              4,650              4,354               381              4,735
General insurance claims                       224                236                 -                236
Provisions for bad and doubtful debts
Specific                                       953                883                63                946
General                                        (87)                 4                 -                  4
                                               866                887                 63               950
Amounts written off fixed asset
investments                                     52                 44                 -                 44
Operating profit                             3,508              3,187               318              3,505
Share of results of joint ventures               -                (22)                -                (22)
(Loss) profit on sale of businesses            (15)                 -               865                865
Profit on ordinary activities before tax     3,493              3,165             1,183              4,348
Tax on profit on ordinary activities         1,004                931                94              1,025
Profit on ordinary activities after          2,489              2,234             1,089              3,323
tax
Minority interests   - equity                   26                 22                 -                 22
                     - non-equity               42                 47                 -                 47

Profit for the year attributable to
shareholders                                 2,421              2,165             1,089              3,254
Dividends                                    1,914                                                   1,911
Profit for the year                            507                                                   1,343

Earnings per share                           43.3p                                                   58.3p
Diluted earnings per share                   43.0p                                                   58.1p



                                 Page 21 of 37

LLOYDS TSB GROUP



CONSOLIDATED BALANCE SHEET


                                                                             31 December 2004 31 December 2003
                                                                                      GBPm           GBPm

Assets
Cash and balances at central banks                                                   1,078           1,195
Items in course of collection from banks                                             1,462           1,447
Treasury bills and other eligible bills                                                 92             539
Loans and advances to banks                                                         23,565          15,547
Loans and advances to customers                                                    154,240         135,251
Debt securities                                                                     25,194          28,669
Equity shares                                                                          215             458
Interests in joint ventures                                                             53              54
Intangible assets                                                                    2,425           2,513
Tangible fixed assets                                                                4,181           3,918
Other assets                                                                         3,220           3,944
Prepayments and accrued income                                                       2,573           1,918
Long-term assurance business attributable to the shareholder                         6,781           6,481
                                                                                   225,079         201,934
Long-term assurance assets attributable to policyholders                            54,764          50,078
Total assets                                                                       279,843         252,012

Liabilities
Deposits by banks                                                                   39,738          23,955
Customer accounts                                                                  122,062         116,496
Items in course of transmission to banks                                               631             626
Debt securities in issue                                                            27,217          25,922
Other liabilities                                                                    6,619           7,007
Accruals and deferred income                                                         3,866           3,206
Post-retirement benefit liability                                                    2,231           2,139
Provisions for liabilities and charges:
  Deferred tax                                                                       1,473           1,376
  Other provisions for liabilities and charges                                         417             402
Subordinated liabilities:
  Undated loan capital                                                               5,852           5,959
  Dated loan capital                                                                 4,400           4,495
                                                                                    10,252          10,454
Minority interests:
  Equity                                                                                46              44
  Non-equity                                                                           550             683
                                                                                       596             727
Called-up share capital                                                              1,419           1,418
Share premium account                                                                1,145           1,136
Merger reserve                                                                         343             343
Profit and loss account                                                              7,070           6,727
Shareholders' funds (equity and non-equity)                                          9,977           9,624
                                                                                   225,079         201,934
Long-term assurance liabilities to policyholders                                    54,764          50,078
Total liabilities                                                                  279,843         252,012




                                 Page 22 of 37


LLOYDS TSB GROUP



CONSOLIDATED CASH FLOW STATEMENT


                                                                                    2004              2003
                                                                                     GBPm             GBPm

Net cash inflow from operating activities                                           3,469              772
Dividends received from joint ventures and associated undertakings                      2                5
Returns on investments and servicing of finance:
  Dividends paid to equity minority interests                                         (24)             (14)
  Payments made to non-equity minority interests                                      (44)             (81)
  Interest paid on subordinated liabilities (loan capital)                           (606)            (600)
Net cash outflow from returns on investments and servicing                           (674)            (695)
of finance

Taxation:
  UK corporation tax                                                                 (656)            (598)
  Overseas tax                                                                       (107)            (186)
Total taxation                                                                       (763)            (784)

Capital expenditure and financial investment:
  Additions to fixed asset investments                                            (10,088)         (35,420)
  Disposals and maturities of fixed asset investments                               9,732           36,281
  Additions to tangible fixed assets                                               (1,183)            (778)
  Disposals of tangible fixed assets                                                  243              287
Net cash (outflow) inflow from capital expenditure and                             (1,296)             370
financial investment

Acquisitions and disposals:
  Additions to interests in joint ventures                                              -              (12)
  Acquisition of group undertakings and businesses                                    (16)          (1,106)
  Disposal of group undertakings and businesses                                       (25)           2,382
Net cash (outflow) inflow from acquisitions and disposals                             (41)           1,264
Equity dividends paid                                                              (1,913)          (1,908)
Net cash outflow before financing                                                  (1,216)            (976)

Financing:
  Issue of subordinated liabilities (loan capital)                                    699              533
  Cash proceeds from issue of ordinary share capital and transactions
  in own shares held in respect of employee share schemes                              11               32
  Repayment of subordinated liabilities (loan capital)                               (764)             (75)
  Repayment of minority investment in subsidiaries                                   (132)               -
  Capital element of finance lease rental payments                                     (1)              (1)
Net cash (outflow) inflow from financing                                             (187)             489
Decrease in cash                                                                   (1,403)            (487)



                                 Page 23 of 37


LLOYDS TSB GROUP



NOTES



1.       Accounting policies and presentation



          Accounting policies are unchanged from 2003.



From the beginning of 2004 the Group changed its UK branch and other distribution networks from cost centres to profit centres and, consequently, amended the internal commission arrangements between these networks and the insurance product manufacturing businesses within the Group. The effect of this change has been to redistribute income from the insurance segments to UK Retail Banking and, to a lesser extent, to Wholesale. In addition, certain costs previously included in Central group items were reallocated to divisions. The 2003 segmental analysis has been restated to reflect these changes.





2. Future accounting developments



   International Financial Reporting Standards ('IFRS')



From 1 January 2005, the Group has been using International Financial
Reporting Standards (IFRS) as its primary financial reporting framework. The Group will report IFRS results for the first time in its interim report for the six months to 30 June 2005 and in its 2005 annual report. Comparative information in these reports will be fully reconciled to reported UK GAAP numbers.



As a 2005 first-time adopter of IFRS, the Group is required to prepare an opening balance sheet as at 1 January 2004. Most accounting policy adjustments to apply IFRS retrospectively will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which restated comparatives are not required will be made on 1 January 2005. Restated comparatives are not required for IAS 32 'Financial
Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments:
Recognition and Measurement' and IFRS 4 'Insurance Contracts'.



A Steering Committee has been overseeing the adoption of IFRS for the Group and has closely monitored developments in IFRS and the impact for the Group's accounting policies and financial position. Work streams evaluated the impact of specific accounting changes and undertook significant work during 2004 including technical analysis, development of IFRS-compliant solutions and project management of necessary systems and process changes. The Group has been preparing its internal management accounts using IFRS since 1 January 2005.



The overall impact on net assets and earnings up to 1 January 2005 is not expected to be significant. Current indications for 2005 are that, excluding the effects of derivative and equity valuations introduced with IAS 39 and FRS 27, the overall impact of these accounting and regulatory changes will reduce the earnings of the Group, both before and after goodwill amortisation, by less than 5 per cent, and that the Group's regulatory capital position will not be materially affected.



                                 Page 24 of 37


LLOYDS TSB GROUP



2. Future accounting developments (continued)



   FRS 27 'Life Assurance'



In July 2004, the UK Accounting Standards Board ('ASB') issued an exposure draft of a new accounting standard setting out changes to the way in which life assurance business is accounted for. It was initially proposed that the standard would become effective in 2004, however many of the respondents to the exposure draft argued that this was unrealistic. After discussion the ASB agreed to defer mandatory implementation of the resulting accounting standard (FRS 27) until 2005. This was on the basis that leading members of the life assurance and bancassurance sectors (including Lloyds TSB) committed both to adopt the requirements of FRS 27 in 2005, although technically not applicable to those reporting under IFRS, and to disclose certain additional information relating to their life assurance operations this year. These disclosures will be contained in the Group's 2004 annual report and accounts.



As a result of the implementation of FRS27 in 2005 the Group is required to exclude from the value of in-force business recognised in the balance sheet any amounts that reflect future investment margins, and measure the liabilities of the Scottish Widows with-profits fund in accordance with the Financial Services Authority's realistic capital regime, subject to certain specified adjustments.





3.       Mortgage lending
                                                                                      2004          2003
Gross new mortgage lending                                                         GBP26.3bn     GBP24.2bn
Market share of gross new mortgage lending                                              9.0%          8.7%
Net new mortgage lending                                                            GBP9.3bn      GBP8.3bn
Market share of net new mortgage lending                                                9.2%          8.2%
Mortgages outstanding (year-end)                                                   GBP80.1bn     GBP70.8bn
Market share of mortgages outstanding                                                   9.1%          9.1%



                                 Page 25 of 37


LLOYDS TSB GROUP



4.       Central group items
                                                                                     2004          2003+
                                                                                    GBPm            GBPm

Accrual for payment to Lloyds TSB Foundations                                        (31)            (31)
Other finance income                                                                  39              34
Funding cost of acquisitions less earnings on capital                               (342)           (345)
Profit on sale of emerging markets debt portfolio and
certain closed foreign exchange positions                                              -             295
Central costs and other unallocated items                                              1              35
                                                                                    (333)            (12)
+restated (page 24, note 1)



The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group's pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of the dividend on their shareholdings. In 2004, the Group accrued GBP31 million for payment to the Lloyds TSB Foundations.



During 2003 improved secondary bond market conditions allowed the Group to sell its remaining portfolio of emerging markets debt securities. Profits on these bond sales, and certain closed foreign exchange positions, in 2003 totalled GBP295 million.





5.       Group net interest income
                                                                                        2004          2003
                                                                                        GBPm          GBPm

Continuing operations
Net interest income                                                                    4,920         4,744
Average interest-earning assets, excluding reverse repos                             170,225       158,167
Net interest margin (%)                                                                 2.89          3.00



During the second half of 2004 the Group net interest margin was significantly affected by the impact of a change in the Group's wholesale funding and liquidity strategy towards the use of more capital efficient funding instruments. Instruments held for liquidity purposes that were classified as trading instruments have been replaced by reverse repurchase agreements which historically have been treated as banking book items. In order to preserve comparability in the Group's published net interest margin these reverse repos have been excluded from average interest-earning assets. This change to a more capital efficient funding and liquidity strategy has no significant impact on Group net interest income. On a similar basis, the net interest margin for the first half of 2004 was 2.95 per cent and average interest-earning assets totalled GBP166,320 million. Average interest-earning assets for 2004 exclude GBP8.8 billion of reverse repos (2004 first half: GBP3.5 billion; 2004 second half: GBP13.9 billion).



                                 Page 26 of 37


LLOYDS TSB GROUP



6.       Other income
                                                                                    2004          2003
                                                                                    GBPm          GBPm

Fees and commissions receivable:
  UK current account fees                                                             637           623
  Other UK fees and commissions                                                     1,243         1,173
  Insurance broking                                                                   586           604
  Card services                                                                       520           439
  International fees and commissions                                                  138           148
                                                                                    3,124         2,987
Fees and commissions payable                                                         (744)         (688)
Dealing profits (before expenses):
  Foreign exchange income                                                             178           223
  Securities and other gains                                                           85           289
                                                                                      263           512
Income from long-term assurance business                                              578           346
General insurance premium income                                                      554           535
Other operating income                                                                688           682
Total other income - continuing operations*                                         4,463         4,374
Investment variance                                                                   147           125
Changes in economic assumptions                                                        (2)          (22)
Discontinued operations                                                                 -           142
Total other income                                                                  4,608         4,619
*excluding investment variance and changes in economic assumptions



                                 Page 27 of 37


LLOYDS TSB GROUP



7.       Operating expenses
                                                                                      2004          2003
                                                                                      GBPm          GBPm
Administrative expenses:
Staff:
  Salaries                                                                           1,793         1,675
  National insurance                                                                   140           137
  Pensions                                                                             338           342
  Other staff costs                                                                    276           277
                                                                                     2,547         2,431
Premises and equipment:
  Rent and rates                                                                       274           271
  Hire of equipment                                                                     17            17
  Repairs and maintenance                                                              129           123
  Other                                                                                110           114
                                                                                       530           525
Other expenses:
  Communications and external data processing                                          439           411
  Advertising and promotion                                                            163           160
  Professional fees                                                                    141           118
  Provisions for customer redress                                                      100           200
  Other                                                                                364           384
                                                                                     1,207         1,273
Administrative expenses                                                              4,284         4,229
Depreciation                                                                           589           633
Amortisation of goodwill                                                                44            39
Total operating expenses - continuing operations                                     4,917         4,901
Discontinued operations                                                                  -           272
Total operating expenses                                                             4,917         5,173

Cost:income ratio                                                                    51.4%         52.2%
Cost:income ratio*                                                                   51.1%         52.5%

*continuing operations, excluding investment variance, changes in economic assumptions,

customer redress provisions and sale of emerging markets debt bonds/certain closed foreign exchange positions in 2003


8.       Number of employees (full-time equivalent)
                                                                              31 December    31 December
                                                                                   2004         2003

UK Retail Banking                                                                 43,732      44,295
Insurance and Investments                                                          5,538       5,775
Wholesale and International Banking                                               18,973      19,827
Other                                                                              1,742       1,712
Total number of employees (full-time equivalent)                                  69,985      71,609



                                 Page 28 of 37


LLOYDS TSB GROUP



9.       Charge for bad and doubtful debts
                                                                                       2004          2003
                                                                                       GBPm          GBPm

UK Retail Banking
  Personal loans/overdrafts                                                             473           430
  Credit cards                                                                          242           182
  Mortgages                                                                             (42)          (18)
                                                                                        673           594
Wholesale and International Banking - continuing operations                             193           306
Central group items                                                                       -           (13)
Total charge - continuing operations                                                    866           887

Discontinued operations                                                                   -            63

Total charge                                                                            866           950


Specific provisions                                                                     953           946
General provisions                                                                      (87)            4
Total charge                                                                            866           950


                                                                                         %             %
Charge as % of average lending:
  Personal loans/overdrafts                                                            4.20          4.25
  Credit cards                                                                         3.42          3.19
  Mortgages                                                                           (0.06)        (0.03)
UK Retail Banking                                                                      0.71          0.72
Wholesale and International Banking - continuing operations                            0.37          0.60
Total charge - continuing operations                                                   0.59          0.66






Closing provisions as % of lending                       2004                        2003
(excluding unapplied interest)                            GBPm                       GBPm
Specific:

Domestic                                                 1,282         (0.8%)        1,132         (0.9%)
International                                              101         (1.9%)          181         (2.8%)
                                                         1,383         (0.8%)        1,313         (0.9%)
General                                                    280         (0.2%)          382         (0.3%)
Total                                                    1,663         (1.0%)        1,695         (1.2%)



                                 Page 29 of 37


LLOYDS TSB GROUP



10.     Capital ratios

                                                                              31 December     31 December
                                                                                  2004            2003
                                                                                  GBPm            GBPm


Capital

Tier 1                                                                            11,725          11,223
Tier 2                                                                             8,800           8,935
                                                                                  20,525          20,158

Supervisory deductions                                                            (7,252)         (6,898)

Total capital                                                                     13,273          13,260



Risk-weighted assets                                                               GBPbn          GBPbn
UK Retail Banking                                                                   60.5            54.1
Insurance and Investments                                                            0.2             0.2
Wholesale and International Banking                                                 71.1            62.8
Central group items                                                                  0.4             0.6
Total risk-weighted assets                                                         132.2           117.7



Risk asset ratios

Total capital                                                                      10.0%           11.3%
Tier 1                                                                              8.9%            9.5%



                                                                                   2004            2003

Post-tax return on average risk-weighted assets                                    2.01%           2.63%
Post-tax return on average risk-weighted assets - continuing operations*           1.95%           1.87%

*excluding investment variance, changes in economic assumptions and (loss) profit on sale of businesses




During 2004, total capital for regulatory purposes increased by GBP13 million to GBP13,273 million. Tier 1 capital increased by GBP502 million, mainly as a result of profit retentions, and tier 2 capital decreased by GBP135 million largely due to the reduction in the Group's general bad debt provision. There was an increase in supervisory deductions of GBP354 million, mainly as a result of an increase of GBP300 million in the long-term assurance business attributable to the shareholder to GBP6,781 million, from GBP6,481 million in December 2003.



                                 Page 30 of 37


LLOYDS TSB GROUP



11.     Balance sheet information

                                                                           31 December      31 December
                                                                               2004              2003
                                                                               GBPm              GBPm

Deposits - customer accounts

Sterling:
Non-interest bearing current accounts                                           3,277            3,115
Interest bearing current accounts                                              30,471           27,266
Savings and investment accounts                                                57,260           55,990
Other customer deposits                                                        19,241           17,605
Total sterling                                                                110,249          103,976
Currency                                                                       11,813           12,520
Total deposits - customer accounts                                            122,062          116,496


Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                               2,076            2,025
Manufacturing                                                                   3,292            3,211
Construction                                                                    1,877            1,497
Transport, distribution and hotels                                              6,753            4,741
Property companies                                                              5,775            4,577
Financial, business and other services                                         12,103            9,652
Personal  : mortgages                                                          80,065           70,750
          : other                                                              22,833           20,139
Lease financing                                                                 6,387            6,470
Hire purchase                                                                   4,828            4,701
Other                                                                           5,321            3,351
Total domestic                                                                151,310          131,114

International:
Latin America                                                                     125              557
United States of America                                                        2,385            2,681
Europe                                                                          1,587            1,981
Rest of the world                                                                 516              623
Total international                                                             4,613            5,842
                                                                              155,923          136,956
Provisions for bad and doubtful debts*                                         (1,662)          (1,677)
Interest held in suspense*                                                        (21)             (28)
Total loans and advances to customers                                         154,240          135,251



*figures exclude provisions and interest held in suspense relating to loans and advances to banks



                                 Page 31 of 37


LLOYDS TSB GROUP



12.     Economic profit
                                                                                       2004          2003
                                                                                       GBPm          GBPm

Average shareholders' equity                                                           9,956         8,460
Profit attributable to shareholders                                                    2,421         3,254
Less: notional charge                                                                   (896)         (761)
Economic profit                                                                        1,525         2,493




Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2003: 9 per cent).





13.     Earnings per share
                                                                                        2004          2003

Basic
Profit attributable to shareholders                                                 GBP2,421m     GBP3,254m
Weighted average number of ordinary shares in issue                                    5,590m        5,581m
Earnings per share                                                                      43.3p         58.3p
Fully diluted
Profit attributable to shareholders                                                 GBP2,421m     GBP3,254m
Weighted average number of ordinary shares in issue                                    5,625m        5,599m
Earnings per share                                                                      43.0p         58.1p





14.     Tax



The effective rate of tax was 28.7 per cent compared to an effective rate of tax of 23.6 per cent in 2003, and the standard UK corporation tax rate of 30 per cent.



A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, is given below:
                                                                                       2004          2003
                                                                                       GBPm          GBPm
Profit on ordinary activities before tax                                               3,493         4,348
Tax charge thereon at UK corporation tax rate of 30%                                   1,048         1,304
Factors affecting charge:
Goodwill amortisation                                                                      9             9
Overseas tax rate differences                                                            (14)           (9)
Net tax effect of disposals                                                              (12)         (276)
Tax deductible coupons on non-equity minority interests                                  (12)          (12)
Life companies rate differences                                                          (16)           16
Other items                                                                                1            (7)
Tax charge                                                                             1,004         1,025



                                 Page 32 of 37


LLOYDS TSB GROUP



15.     Investment variance



In accordance with generally accepted accounting practice in the UK, it is the Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions, and general insurance businesses are separately analysed to include investment earnings calculated using longer-term investment rates of return. This investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance. The longer-term rates of return for the period are consistent with those used by the Group in the calculation of the embedded value at the beginning of the period, which were
7.45 per cent for equities and 4.85 per cent for Gilts.



Lloyds TSB General Insurance also holds investments to support its underwriting business; these are carried at market value and gains and losses included within dealing profits. Consistent with the approach adopted for the life and pensions business, an operating profit for the general insurance business is calculated including investment earnings normalised using the same long-term rates of return.



During 2004 there was a positive investment variance of GBP147 million, largely as a result of a rise in the FTSE All Share Index during the year.





16.     Changes in economic assumptions



In accordance with the Association of British Insurers' detailed guidance for the preparation of figures using the achieved profits method of accounting the Group has reviewed the economic assumptions used in the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date.



The main economic assumptions were revised at 31 December 2004 as follows:


                                                                              31 December    31 December
                                                                                  2004           2003
                                                                                    %              %

Risk-adjusted discount rate (net of tax)                                           7.40           7.60
Return on equities (gross of tax)                                                  7.17           7.45
Return on fixed interest securities (gross of tax)                                 4.57           4.85
Expenses inflation                                                                 3.76           3.80



                                 Page 33 of 37


LLOYDS TSB GROUP



17.     Profit/loss on sale of businesses



          During 2004, the Group disposed of its businesses in Panama,
Guatemala, Honduras, Colombia and Argentina, and a net loss of GBP15 million was recognised in the profit and loss account.  During 2003, the Group disposed of a number of its overseas businesses and, as a result, a net profit of GBP865 million was recognised in the profit and loss account in 2003.  An itemised breakdown is provided below.
                                                                                    2004               2003
                                                                                    GBPm               GBPm

Panama, Guatemala and Honduras                                                       (1)                 -
Colombia                                                                            (20)                 -
Argentina                                                                             6                  -
French wealth management businesses                                                   -                (15)
Brazilian businesses                                                                  -                (41)
The National Bank of New Zealand                                                      -                921
                                                                                    (15)               865





18.     Scottish Widows - realistic balance sheet



Financial Services Authority (FSA) returns for large with-profits companies will include realistic balance sheet information for the first time this year. The information included in FSA returns concentrates on the position of the with-profits fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the with-profits fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. Estimated positions at 31 December 2004 are shown below.


                                                                          With-profits fund  Long-term  fund
                                                                                  GBPbn              GBPbn

Available assets, including support account                                        19.1               22.0
Realistic value of liabilities                                                    (18.1)             (17.8)
Working capital for fund                                                            1.0                4.2

Working capital ratio                                                              5.1%              19.0%

Risk capital margin cover                                                      2.4 times          9.3 times



In prior years the free asset ratio has been used as a key measure of financial strength for long-term insurance businesses. Recent FSA rule changes mean that free asset ratios are no longer directly comparable and, as a result, the working capital ratio and risk capital margin cover measures provide a more comparable and meaningful measure of financial strength. On a comparable basis with 2003 the free asset ratio (assets less liabilities, as a proportion of liabilities) of Scottish Widows plc would have increased by some 3.4 per cent to an estimated 17.0 per cent.



                                 Page 34 of 37


LLOYDS TSB GROUP



19.         Reconciliation of movements in shareholders' funds


                                                                                       2004          2003
                                                                                       GBPm          GBPm

Profit attributable to shareholders                                                    2,421         3,254
Dividends                                                                             (1,914)       (1,911)
Profit for the year                                                                      507         1,343
Currency translation differences on foreign currency net investments                     (11)          118
Actuarial losses recognised in post-retirement benefit schemes                          (166)           (4)
Issue of shares                                                                           10            45
Movements in relation to own shares                                                       10            (2)
Goodwill written-back on sale of businesses                                                3           181
Net increase in shareholders' funds                                                      353         1,681
Shareholders' funds at beginning of year                                               9,624         7,943
Shareholders' funds at end of year                                                     9,977         9,624





20.     Income and expenses reconciliation



To facilitate comparisons with prior periods, certain income and expense comparisons have been made excluding discontinued operations, changes in economic assumptions, investment variance, customer redress provisions and the sale of emerging markets debt bonds and certain closed foreign exchange positions.  Reconciliations are detailed below:
                                                                                       2004          2003
                                                                                       GBPm          GBPm
Income, excluding discontinued operations, changes in economic assumptions,            9,434         8,957
investment variance, customer redress provisions, and the sale of emerging markets debt bonds and certain closed foreign exchange positions
Discontinued operations                                                                    -           653
Changes in economic assumptions                                                           (2)          (22)
Investment variance                                                                      147           125
Customer redress provisions                                                              (12)         (100)
Sale of emerging markets debt bonds and certain closed foreign exchange positions          -           295


Total income                                                                           9,567         9,908




                                                                                       2004          2003
                                                                                       GBPm          GBPm
Expenses, excluding discontinued operations and customer redress provisions            4,817         4,701
Discontinued operations                                                                    -           272
Customer redress provisions                                                              100           200
Total operating expenses                                                               4,917         5,173



LLOYDS TSB GROUP



21.     Dividend



A final dividend for 2004 of 23.5p per share (2003: 23.5p), will be paid on 4 May 2005, making a total for the year of 34.2p (2003: 34.2p).



Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Shareholders who have not joined the plan and wish to do so may obtain an application form from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 6003990). Key dates for the payment of the dividend are:


Shares quoted ex-dividend                                       16 March

Record date                                                     18 March

Final date for joining or leaving the dividend reinvestment plan 6 April

Final dividend paid                                              4 May

Annual general meeting                                           5 May





22.     Other information



The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004 were approved by the directors on 3 March 2005 and will be delivered to the registrar of companies following publication on 2 April 2005. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.



          A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

                                    CONTACTS





                    For further information please contact:-





                                 Michael Oliver

                         Director of Investor Relations

                              Lloyds TSB Group plc

                                 020 7356 2167

                   E-mail: michael.oliver@ltsb-finance.co.uk









                                Terrence Collis

                   Director of Group Corporate Communications

                              Lloyds TSB Group plc

                                 020 7356 2078

                    E-mail: terrence.collis@lloydstsb.co.uk









Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.





Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to Public Affairs, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information is also available on the Group's website.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     04 March, 2005